EARLY OPERATIONS

MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
The following management’s discussion and analysis ("MD&A") is current as of April 27, 2007, and is management’s assessment of the operations and financial results together with future prospects for Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company"), and should be read in conjunction with the unaudited consolidated financial Statements for March 31, 2007 (the "Financial Statements") in addition to the audited consolidated financial statements of the Company and the notes to the consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 (the "Audited Financial Statements"). The accompanying Financial Statements of the Company have been prepared by the management of Birch Mountain in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information is expressed in Canadian dollars unless otherwise stated.

Birch Mountain is a production stage mining company with activities in industrial minerals. The Company has defined a limestone mineral reserve on its mineral leases in northeastern Alberta. The size and value of the reserve is based on independent technical reports by AMEC Americas Limited ("AMEC"), prepared in compliance with Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company’s expectations, including but not limited to: fluctuations in the price and demand of oil; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company’s products; the existence and competitive activities of competitors, technological changes and developments in the oil sands industry; the ability of oil sands companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in mining; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, and environmental; a shortage of qualified personnel; and other unforeseen conditions. For a more thorough discussion of the risks associated with our business, see the "Risks and Uncertainties" section in this MD&A and the "Risks and Uncertainties" section in the Company’s 2006 Annual Report, filed on SEDAR at www.sedar.com.

As at March 31, 2007, the Company had incurred a net loss of $3,627,564 for the three months then ended and had an accumulated deficit of $21,112,465. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

EARLY OPERATIONS

OVERVIEW
Birch Mountain’s principal operations are located north of Fort McMurray, Alberta, in the heart of the expanding Canadian oil sands industry. In this region, the Company holds extensive metallic and industrial mineral permits and leases that underlie a significant part of the mineable oil sands in the Athabasca region. Since 2002, Birch Mountain has worked towards and successfully completed the startup of a commercial limestone operation on its Athabasca mineral property. In August 2005, the Company started construction of the Muskeg Valley Quarry ("MVQ"), its initial limestone quarry and aggregate operation, with sales commencing in the second quarter of 2006. In May 2006, the Company filed an application with provincial regulatory authorities for the Hammerstone Project, which will integrate the existing MVQ into an expanded quarry and aggregate operation, and will include production facilities to process limestone into aggregate and reagent products. The Company anticipates approval of the Hammerstone Project in late 2007 or early 2008.

Two principal limestone product classes have been identified: aggregate products used in construction and reagent products such as reagent limestone, quicklime and hydrated lime. The primary sources of demand for limestone aggregate and reagent products in the Fort McMurray region are the numerous oil sands bitumen extraction and upgrading operations, both open pit and in-situ mining, and the related infrastructure and municipal development.

In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the "2006 Technical Report") was released, based on an update of the pre-feasibility study. The 2006 Technical Report was authored by AMEC and Phoenix Process Engineering, Inc.

The 2006 Technical Report describes and provides an economic value for the Hammerstone Project, which will ultimately cover an area of approximately 1,600 hectares (4,400 acres). Aggregate processing facilities within the quarry will supply the needs of the oil sands industry, local infrastructure and municipal demand, as well as providing feedstock for the proposed limestone-processing complex. Limestone aggregate and reagent product average yearly sales are projected to reach an ultimate level of 19 million tonnes ("Mt"). The limestone-processing complex includes a quicklime plant that will be built in stages, with ultimate production capacity of projected to reach 1 Mt per year. Some of the quicklime will be further processed into hydrated lime in a plant with a capacity of 400,000 tonnes per year. Updated limestone reserves reported in the 2006 Technical Report are 1.0 billion tonnes (net of mining losses), with 460 Mt of proven limestone reserves and 539 Mt of probable limestone reserves.

The discounted cash flow net present value ("NPV") of the Hammerstone Project in constant 2006 dollars, using a discount rate of 7.5%, is $1,669 million on a pre-tax basis and $1,099 million on an after-tax basis. The internal rate of return ("IRR") pre-tax is 36.2% and after tax is 31.2% while the payback period is estimated to be 5.9 years from first production in January 2006. All operating and capital costs are deducted from revenues in calculating the annual cash flows used to arrive at the NPV.

On February 27, 2007 the Company filed its Hammerstone Project Update (the "2007 Project Update") with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board. The purpose of the 2007 Project Update was to inform regulators and regional stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The new plan stages plant capacities and capital expenditures to better align the build up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures, site reclamation, accounting for convertible debentures, other current liabilities and stock based compensation. Actual results could differ from the estimates.

QUARTERLY RESULTS

PERFORMANCE

Industrial Minerals Division

The Company currently has operations in the MVQ, producing and selling limestone aggregates to various specifications. Total sales for the quarter were $859,142, including delivery revenue. Processed aggregate product inventories continued to be produced and stockpiled to assure the ability to supply into the high demand spot market for aggregates. In the aggregate industry, inventory is manufactured to meet existing and anticipated orders that are received in advance of customers expected delivery dates. This ensures the Company produces the aggregates to necessary specifications and in quantities required by the customer. The Company holds this processed aggregate in inventory until the customers take delivery as their projects advance. A sale is not recorded until the customer takes delivery of the aggregate.

Aggregate Production

During the first quarter of 2007, erection of the aggregate crushing spread, acquired by the Company, was in progress. The Company will commission and conduct production testing of this high-capacity crushing spread in May 2007 and will be in full commercial production, to support the construction season, in the second quarter.

Sales from the MVQ were 74,293 tonnes for the first quarter of 2007. The average selling price for the first quarter was $8.02 per tonne as compared to the yearly average for 2006 of $3.04 per tonne. Sales in 2006 included a large percentage of lower priced sub-base aggregates, thus the lower average selling price.

Inventory of finished goods and work-in-process decreased during the quarter and at March 31, 2007 totaled $5,248,926 in value. During the first quarter of 2007, the Company produced a total of 25,863 tonnes of aggregate, meeting various product specifications. Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Transportation specifications.
Aggregate Production, Inventory and Sales	3 months ended March 31, 2007 (tonnes)
Inventory - MVQ December 31, 2006	1,898,345
Adjustment for WIP and in-situ tonnage	46,555
Production	25,863
Inventory transfer from WIP to finished goods	(25,863)
MVQ Sales	(74,293)
Internal Project Use	(21,466)
Inventory – MVQ	1,849,141

Sales
MVQ Sales	74,293
Off-quarry	-
Total Aggregate Sales	74,293

Ongoing Development – South Haul Road

In October 2006, the Company announced that it filed an application with Alberta regulatory authorities to construct 12 kilometres of the South Haul Road ("SHR") south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway and bridge. The Company has received regulatory approval and has commenced tree clearing and road construction is planned pending an agreement with the oil sands operators located along the East Athabasca Highway alignment.

QUARTERLY RESULTS

The East Athabasca Highway is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The SHR will position Birch Mountain to provide materials for the construction of the new highway and bridge, and to supply the long-term aggregate and reagent requirements of a number of oil sands operators to the east. The new road and bridge will also reduce the haul distance, by several kilometres on a more direct route, from Birch Mountain’s quarry and planned quicklime plant to the oil sands operators to the west and to the City of Fort McMurray.

Hammerstone Project

On May 24, 2006, the Company filed an application and environmental impact assessment with provincial regulatory authorities for the Hammerstone Project (the "Hammerstone Application"). The proposed Hammerstone Project integrates the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone-processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement, as well as facilities for recycling spent lime and reclaiming solid residues generated when reagent limestone or lime are used to capture sulphur from the air emissions of bitumen upgraders and in-situ boilers currently operational and under construction. Technological advancements may provide oil sands operators with opportunities to use alternative fuels (in place of natural gas), a transition that would increase regional demand for quicklime and hydrated lime as sulphur capture is of paramount importance in these newer systems.

Birch Mountain confirmed that powdered quicklime can be produced using lower cost, modular flash calciners which will allow the Company to enter the quicklime market on schedule in 2009 at a significantly lower cost than previously forecasted, and provide the ability to stage early production according to the market demand, without over-capitalization. Three long lead item kilns were acquired in 2006 from a subsidiary of Alcoa located at Addy, Washington. The used kilns and associated equipment were dismantled and shipped in 2006 and are being stored at the Birch Mountain quarry. The kilns are part of the larger Hammerstone Project and have been acquired to take advantage of favourable cost and to mitigate future project risk associated with delays in acquiring kilns due to pressures on the steel fabrication industry.

A Hammerstone Project Update was filed with the Alberta regulators on February 27, 2007. The Project Update incorporates new environmental data plus a number of engineering efficiencies and incorporates the flash calciners as the startup strategy. The new staged plant capacities and capital expenditures are designed to better align the build up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

The Company intends on utilizing flash calciners for initial quicklime production, planned in 2009. The modular flash calciners reduce early project capital needs and project risk and enhance flexibility because they are less expensive and can be brought into production as the market grows. Commissioning of the Company’s first large rotary kiln is now scheduled for 2012, when the projected quicklime and hydrated lime market demand will support a plant facility with higher production capacity.

The Company anticipates Provincial regulatory approval of the Hammerstone Project in late 2007 or early 2008.

Mineral Exploration and Mineral Technology
With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the Company’s work in this area was to develop methods to measure and extract precious metals. The Company was awarded a U.S. patent for a process to extract and recover natural nanoparticles. The Company has no assurance that there are commercial concentrations of precious metals on its mineral properties, or that a commercially viable process for precious metal extraction will be developed. Since 2003, the Company has spent minimal amounts in this division in order to hold patents and allow for some small level of future research work directed at evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta.

QUARTERLY RESULTS

SUMMARY OF QUARTERLY RESULTS
Fluctuations in the financial results over the previous eight quarters are due principally to the start up and early operations of the Company's limestone quarry. Sales in the period of early operations are difficult to predict as the Company establishes its market presence.

Quarterly Results	2007	2006					2005
Three months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
Sales	$859,142	$656,923	$795,812	$ 87,829	-	-	-	-
Cost of sales	748,987	2,438	899,916	87,058	-	-	-	-
Interest and other income	42,379	48,503	69,369	164,358	$ 215,798	$ 209,366	$ 73,612	$ 23,802
Interest and bank charges	939,386	406,088	23,572	10,725	2,062	816	1,160	1,898
Indirect quarry costs	677,345	1,236,677	709,866	423,817	173,668	-	-	-
Stock-based compensation expense	815,827	716,853	916,146	253,501	959,297	16,644	477,783	159,913
Amortization, accretion and depletion expense	221,170
		114,772	122,760	29,332	18,713	18,100	16,658	14,937
Mineral exploration costs	107,552	(9,740)	393,750	201,144	273,810	72,482	83,450	163,857
Administrative expenses	1,018,818	1,638,080	913,173	861,858	853,529	1,100,188	656,591	780,806
Loss for the period	(3,627,564)	(3,399,743)	(3,114,002)	(1,615,248)	(2,065,281)	(965,576)	(1,162,030)	(1,097,609)
Loss per share - basic and fully diluted	(0.04)	(0.04)	(0.04)	(0.02)	(0.03)	(0.02)	(0.01)	(0.02)
Inventory	$5,248,926	$5,703,196	$2,841,122	$1,488,763	$422,348	-	-	-
Mineral properties	$45,303,239	$44,608,237	$38,277,530	$30,712,026	$21,230,016	$13,662,648	$7,749,149	$5,306,228
Total assets	$86,549,601	$84,972,555	$63,730,544	$49,106,873	$44,360,894	$48,560,852	$45,233,378	$10,129,992

Interest expenses have increased as the result of the convertible debenture financing that occurred in December 2006 and the accretion of the equity component of the debentures. Additionally, the Company financed several large pieces of mining equipment during 2006. Indirect quarry costs have decreased from the second half of 2006 as the Company has reduced the amount of work subcontracted out and cancelled the contract with the quarry general contractor. The Company is now performing this work with its own expanded staff. Administrative and other expenses have increased over the first quarter of 2006 due to additional professional fees and shareholder service costs as the Company proceeds with early operations and ongoing development.

Major Events in 2007
First Quarter 2007
  Sales from the MVQ were 74,293 tonnes with a positive gross margin and an average selling price of $8.02 per tonne as compared to the yearly average for 2006 of $3.04 per tonne.
  The Company received a purchase order for 500,000 tonnes of aggregate with delivery commencing in the second quarter.
  Regulatory approval for the SHR was received and initial tree clearing was started.

  Birch Mountain signed a $15.5 million credit facility with Brookfield Bridge Lending Fund Inc. The facility will provide the Company with financing for the continued development and construction of the SHR and for general corporate purposes.

  Joel Jarding was appointed as President and Chief Operating Officer and Doug Rowe was appointed Executive Chairman and CEO.
  725,000 stock options were issued during the quarter to employees, directors and advisors at a price of $2.80.

EARLY OPERATIONS

  RESULTS OF OPERATIONS

  The Company incurred a loss of $3,627,564 in the three month period ended March 31, 2007 (2006–$2,065,281) and as at March 31, 2007, had an accumulated deficit of $21,112,465.

  Income
  The Company earned revenues from limestone sales of $595,573 in the first quarter of 2007. Additional revenue of $263,569 was generated through contract trucking from the quarry to customers. Total cost of goods sold for the limestone sales was $493,257 and was $255,730 for the contract trucking. The Company did not have any sales in the first quarter of 2006.

  During the first quarter ended March 31, 2007, the Company earned interest income of $42,379 as compared to $215,798 in 2006. The large amount in 2006 was a result of higher cash balances invested following the Company’s $36,000,000 financing in September 2005.

  Expenses
  During the first quarter of 2007, expenses totaled $3,780,098. Total expenditures have increased in 2007 as the Company moves forward with operations and commences recording interest expense on long term debt and convertible debentures.
Expenses	2007	2006
Amortization, Accretion and Depletion	$221,170	$ 18,713
Interest and Bank Charges	939,386	2,062
Mineral Exploration Costs	107,552	273,810
Office	121,674	118,269
Professional Fees	309,310	207,434
Indirect Quarry Costs	677,345	173,668
Salaries and Benefits	262,457	297,480
Shareholder Services and Promotion	325,377	230,346
Stock-based Compensation	815,827	959,297
Total Expenses	$ 3,780,098	$ 2,281,079

  Total expenses increased by $1,499,019 or 66% relative to the first quarter of 2006. Amortization of mining equipment, depletion of capital mineral properties and indirect quarry costs have increased due to the increased operations of the quarry in 2007. During the first quarter of 2006, the quarry had just begun aggregate operations. Amortization, accretion and depletion increased $202,457 due to amortization of the mining equipment acquired in 2006.

  Interest and bank charges have increased $937,324 in the first quarter of 2007 as a result of $517,500 in accrued interest on the $34.5 million convertible debenture issued in December 2006 and $279,244 accretion of the unamortized discount on the convertible debenture. Additionally, the Company paid approximately $125,000 of interest on financed mining equipment. The Company did not have the debentures or long term debt in the first quarter of 2006.

  Professional fees increased by $101,876 due mainly to an early payout penalty of $86,330 on the capital lease with Royal Bank of Canada and $32,649 of stock-based compensation expense for options granted to advisors in previous periods.

  Mineral exploration costs decreased by $166,258 due to decreased surface exploration activity in the first quarter of 2007. Salaries and benefits decreased by $35,023 as a result of $68,400 in bonuses paid to staff in the first quarter of 2006, and stock based compensation decreased by $143,470. The remaining difference is related to development, operations and corporate activities for the development of the Company’s limestone properties in its Athabasca leases.

EARLY OPERATIONS

  Indirect Quarry Costs
  During the first quarter of 2007, the Company spent a total of $677,345 on indirect quarry costs compared to $173,668 in the first quarter of 2006. The Company had just begun initial aggregate operations in the first quarter of 2006 and had minimal quarry staff.

Indirect Quarry Costs	2007	2006
Quarry Maintenance	$ 30,596	$ -
General Contractors	162,420	142,990
Environmental Monitoring	81,740	-
Equipment	126,459	-
General Costs	48,994	655
Travel and Accommodation	54,281	315
Salaries and Benefits	172,855	29,708
Indirect Quarry Costs	$ 677,345	$ 173,668

  Quarry maintenance costs include quarry road maintenance and snow removal. General contractor costs include fees for quarry security, independent aggregate quality testing, health, safety and environment consulting fees, trailer and washroom rentals, and general labour within the quarry. Environmental monitoring costs include fees paid to an independent consultant for air, water, fish, noise and wildlife monitoring as required by regulatory and environmental approvals. Equipment costs include fuel, repairs and maintenance, equipment rentals and quarry vehicle leases. General costs include telephone, internet, insurance and general office supplies. Travel and accommodation include the cost of transporting quarry staff and airfare and accommodation costs for Calgary head office staff while working at the quarry. Salaries and benefit costs include scale personnel, mechanics, office and administrative staff.

  Shareholder Services
  The Company spent a total of $325,377 on shareholder services during the first quarter of 2007 compared to $230,346 in the first quarter of 2006.
Shareholder Services	2007	2006
Stock Exchange Costs	$ 40,386	$ 49,737
General services	31,520	34,448
Marketing	49,089	49,376
Travel and Accommodation	34,882	96,785
Other	169,500	-
Total Shareholder Services	$ 325,377	$ 230,346

  Total shareholder service costs increased $95,031 or 41% due to stock compensation expense of $169,500 for stock options granted to an investment advisor to the Company in the first quarter of 2007 and a reduction of $61,903 in travel and accommodation. This was due to reduced analyst site visits to the quarry and reduced travel for members of the management team as compared to 2006.

  Mineral Development Costs
  During the first quarter of 2007, the Company spent a total of $829,835 of which $722,283 was capitalized.
Mineral Development Costs	2007	2006
Industrial Minerals Development Costs	$ 722,283	$ 7,461,042
Mineral Exploration and Technology Costs	107,552	273,810
Total Mineral Expenditures	829,835	7,734,852

EARLY OPERATIONS

  Industrial Minerals Development Costs
  In 2006, Birch Mountain focused most of its resources on the opening and development of the MVQ. During the first quarter of 2007, the Company has significantly reduced costs relating to industrial minerals development and exploration to concentrate on the operation of the quarry. The industrial mineral development costs during the first quarter of 2007 were spent on:

    $238,000 related to salaries and benefits of personnel;

    $391,000 for administration including $289,000 related to capitalized stock compensation expense for development personnel;

    $51,000 for aggregate used for internal road development and site preparation; and

    $78,000 for land lease and permit costs.

  Mineral Exploration and Technology Costs
  Mineral exploration costs in the first quarter of 2007 were $107,552 as compared to $273,810 in 2006. The majority of these costs, $90,885, were land lease and permit payments to maintain mineral rights. In 2006, Birch Mountain initiated a surface evaluation of a limestone lease to the north of the Hammerstone Project area, adjacent to an announced oil sands development project. This evaluation project incurred $115,710 in sampling and evaluation costs while none were incurred in 2007.

  The Company continues funding to this division in order to hold patents and allow for a small level of research work, directed at evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta outside of the MVQ or Hammerstone Project footprint.

ADDITIONAL DISCLOSURE

  LIQUIDITY AND CAPITAL RESOURCES
  Birch Mountain is a developing company with insufficient revenue as yet to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt. The Company has incurred operating losses since its inception in 1995, and as of March 31, 2007, has an accumulated deficit of $21,112,465 (December 31, 2006 - $17,484,901). Losses are from costs incurred in the operation and development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology. Results of operations have fluctuated from period to period and due to the nature of the operation and revenue streams are expected to do so in the future. Future operating losses may occur as a result of the continued operation of the MVQ and development of the Hammerstone Project. However, the MVQ is expected to generate significant revenues from aggregate sales during the remainder of 2007.

  The Company has a working capital balance at March 31, 2007 of $6,135,469, a decrease of approximately $2.9 million from December 31, 2006. The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $0.8 million on mineral development and exploration, $0.7 million on initial quarry operations and purchased approximately $0.8 million in equipment during the first quarter of 2007.

  During the quarter, Birch Mountain received $489,963 (2006 - $232,563) from the exercise of stock options. Additionally, the Company signed a senior secured credit facility for $15.5 million with Brookfield Bridge Lending Fund Inc. and drew an initial $5.5 million on the facility. The remainder of the facility may be drawn as project financing for the construction of the SHR.

  At present, the Company does not have sufficient working capital or cash flows to continue operations through 2007 without significant cash receipts from product sales from the quarry, or short term financing through debt and/or equity. The Company is actively pursuing sales opportunities and is presently quoting to provide aggregates of varying types to several large construction projects scheduled for the first half of 2007.

  Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

ADDITIONAL DISCLOSURE

  COMMITMENTS
  On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus general operating leases and long term debt repayments. All commitments are disclosed in the notes to the Company’s consolidated financial statements.

  At March 31, 2007, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 380,136 hectares (939,315 acres). Lease payments, along with associated fees in 2007 and years beyond, will be approximately $432,000 annually if Birch Mountain continues to hold all of its mineral leases into the future. Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so. Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

  The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during 2006. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. During the first quarter ended March 31, 2007 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Assuming no conversions, interest expense relating to the debentures will be approximately $517,500 quarterly or $2,070,000 annually.

  During 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance an aggregate crushing and screening plant costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year.

  The Company is required to reclaim any land disturbances as detailed in its environmental approvals for the MVQ. The Company estimated, based on costs provided by independent reclamation specialists to the Company, the costs for third parties to return the MVQ to its reclaimed status as at March 31, 2007, would be $2,849,650. For financial statement purposes, these costs have been discounted to $1,024,766. Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2,000,000 for this reclamation work. The Company must re-evaluate this annually and post additional security with Alberta Environment as required. Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value. The Company paid fees based on the permitted area of the MVQ even though not all the trees have been cut. A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared and sold for processing.

  The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures. The estimated liability and potential taxes payable, interest and penalties payable in the amount of $2.4 million has been accrued as an other current liability. During 2006, the Company amended its tax filing position and has reported the impact to the subscribers. The actual liability will not be known until the Canada Revenue Agency reassesses each affected subscriber and the amounts are known by the Company. The payment of the liability may stretch over many future years and could vary by up to an estimated fifteen percent.

ADDITIONAL DISCLOSURE

  RISKS AND UNCERTAINTIES
  In preparing the consolidated financial statements, management is required to disclose risks and uncertainties. These disclosures have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006.

  DISCLOSURE CONTROLS AND PROCEDURES
  There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2007, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

  FINANCIAL INSTRUMENTS
  The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other current liabilities approximates their fair value because of the short-term maturities of these items.

  RELATED-PARTY TRANSACTIONS
  The Company had the following transactions with related parties during the period:

  Included in shareholder services and promotion are amounts of $nil (2006 – $5,700) paid to a company controlled by the spouse of a director;

  Included in professional fees is $6,647 (2006 – $12,300) of consulting and legal fees paid to a company owned by an officer;

  Included in professional fees is $37,754 (2006 – $225) of legal fees paid to a firm in which an officer is a partner;

  Included in salaries and benefits are amounts paid to a related party employee of $10,533 (2006 –$nil) and;

  Included in accounts payable is $43,915 (2006 – $nil) relating to these transactions.

  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  CRITICAL ACCOUNTING ESTIMATES
  In preparing the Company’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that they believe are reasonable based upon the information available. These estimates and assumptions have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006.

  CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
  As of January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1506 "Accounting Changes", 1530, "Comprehensive Income", Section 3251 "Equity", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865, "Hedges." For a detailed discussion about the accounting policies adopted please refer to Note 2 of the consolidated financial statements for the three month period ended March 31, 2007.

  In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

  On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These new standards are effective January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

ADDITIONAL DISCLOSURE

  The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments — Disclosure" and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. We are currently assessing the impact of these new standards on our financial statements.

  In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.